Lakrisha Davis & Co.

Balance Sheet

As of June 17, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	3,252.02
Checking	1,953.22
PayPal Bank	0.00
Unified	4,358.25
Total Bank Accounts	**$9,563.49**
Accounts Receivable	
Accounts Receivable (A/R)	601.00
Total Accounts Receivable	**$601.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$10,164.49**
TOTAL ASSETS	**$10,164.49**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Affirm Line of Credit	-66.04
Direct Deposit Payable	0.00
PAYCHECK PROTECTION PROGRAM Loan	2,890.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	338.46
Federal Unemployment (940)	42.00
IL Income Tax	-1,141.93
IL Unemployment Tax	123.75
Total Payroll Liabilities	**-637.72**
Working Capital	2,340.00
Total Other Current Liabilities	**$4,526.24**
Total Current Liabilities	**$4,526.24**
Long-Term Liabilities	
EIDL Loan	40,400.00
Total Long-Term Liabilities	**$40,400.00**
Total Liabilities	**$44,926.24**
Equity	
Opening Balance Equity	-208,630.86
Owner's Investment	49,639.52
Owner's Pay & Personal Expenses	-100,598.87
PRE- SWM BOOKKEEPING TO COMPLETE	611.86
Retained Earnings	208,736.13
Net Income	15,480.47
Total Equity	**$ -34,761.75**
TOTAL LIABILITIES AND EQUITY	**$10,164.49**